

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

Mr. Scott M. Cattanach
Principal Financial Officer
PSB Holdings, Inc.
1905 West Stewart Avenue
Wausau, Wisconsin 54401

      Re: **PSB Holdings, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed March 15, 2010
              Form 10-Q for Fiscal Quarter Ended June 30, 2010
              Filed August 16, 2010
              File No. 0-26480

Dear Mr. Cattanach:

      We have completed our review of your filings and do not have any further comments at this time.

                          Sincerely,

                          John P. Nolan
                          Senior Assistant Chief Accountant